FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                     INDEX

Document

No. 1                FRN Variable Rate Fix released on 28 May 2003
No. 2                Employee Share Option Scheme released on 30 May 2003

Document No. 1

(BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS
LONDON--(BUSINESS WIRE)--May 28, 2003--

RE: NORTHERN ROCK PLC
    GBP 3,150,000.00
    MATURING: 26-Nov-2003
    ISSUE DATE: 26-Nov-1999
    ISIN: XS0104775225

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-May-2003 TO 26-Aug-2003 HAS BEEN FIXED AT 3.622500 PCT.

INTEREST PAYABLE VALUE 26-Aug-2003 WILL AMOUNT TO GBP 90.31
PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR
FAX: 44 020 7508 3881.

RATEFIX DESK CITIBANK N.A., LONDON

Document No. 2

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 30 May 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,750 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,230,925 Shares representing 1.24% of the Company's issued share capital.




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  June 02, 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary